Exhibit 4.18

English Language Summary

Authorization Agreement for Conditional Access Service– Termo Autorização de Serviço de Acesso Condicionado No. 27/2013

Parties:	Telefônica Brasil S.A., as authorizee, and Agência Nacional de Telecomunicações (ANATEL), as grantor.

Date:	March 18, 2013.

Term:	Indefinite

Purpose:	Authorization to provide Conditional Access Service in private regime.

Area:	Entire Brazilian territory.

Amount:	The amount owed under the grant is R$9,000.00, which was paid at the time of execution of the Authorization Agreement.

Penalty:
Breach of the Authorization Agreement and applicable regulations to Multimedia Communication Services may result in administrative proceedings by ANATEL, the application of warning sanctions, fines, temporary suspension or revocation of licenses.